CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Adds 9 New Partners & Teaching Locations across China

January 15th, 2009 CNW Group: CIBT Education Group Inc. (NYSE Alternext and TSX.V symbol: MBA) (“CIBT”) is pleased to report that its hotel and tourism division in China has signed cooperative joint program agreements with a number of education institutions and companies in China.  The agreements range in scope from providing professional certification, to course exchanges to ongoing training contracts.

The cooperation with various education partners across China provides CIBT’s hotel and tourism division the network it needs to expand the company’s presence into new markets in China, which may also serve as recruitment and job placement centers for other CIBT programs in the future.

CIBT has signed cooperative joint program agreements with the following institutions:

Institutions	City	Province
Guizhou China Tourism Education and Cultural Development Co	Guizhou	Guiyang
Beijing International Education Institute	Beijing	Beijing
Chongqing Prosperity Consulting	Chongqing	Chongqing
Guangzhou Ritz-Carlton Hotel Management Co	Guangzhou	Guangdong
Suzhou Chuanda Hotel Management	Suzhou	Jiangsu
Sichuan University – Suzhou Research Center	Suzhou	Jiangsu
Kunming Quality Education Consulting	Kunming	Yunnan
Chongqing Jinbo Education Consulting	Chongqing	Chongqing
Weifang University	Weifang	Shandong

“Since our acquisition of the Tourism Training Institute in April 2008, we are very encouraged with the development and progress of our hotel and tourism training division”, commented Toby Chu, Vice-Chairman, President & CEO of CIBT.  “With a growing number of education partners progressively joining CIBT’s education platform in northern, central and southern China, CIBT will be able to utilize this rapidly expanding network to not only establish new locations throughout China but also for future expansion to other countries in Asia using China as our Asia hub reaching out to other Asian countries via our satellite centers.”

About CIBT Education Group Inc.

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903), Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 50 campuses and teaching centers including Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Taiwan, Hong Kong, Malaysia and India.  CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

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